CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

August 26, 2021

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F. Street, N.W.
Mail Stop 6010/3561
Washington, DC 20549

Attention:	Irene Barberena-Meissner, Staff Attorney
Laura Nicholson, Special Counsel Diane Fritz, Staff Accountant Ethan Horowitz, Accounting Branch Chief

RE: Amendment No. 2 to Registration Statement on Form F-1 Filed June 25, 2021

       File No. 333-252127

Dear Ms. Barbarena-Meissner:

CDT Environmental Technology Investment Holdings Limited (the “Company”) confirms receipt of the letter dated July 29, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business, page 10.

1.	You disclose that for the year ended December 31, 2020, one vendor accounted for 58.6% of your total purchases. Please revise to provide a more detailed description of your relationship with this vendor, including which types of products are supplied, and whether such relationship involves long term agreements or arrangements. Please describe the material terms of any such agreements or arrangements. To the extent you are substantially dependent on any agreement or arrangement with this vendor, file the agreement as an exhibit. If you believe you are not substantially dependent on the agreements, please explain why. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: Junqiang Environmental Technology Co., Ltd (“Shanghai Junqiang”) is one of the multiple suppliers that passed our assessment. Shanghai Junqiang supplies off-the-shelf PVC tubes, bellows, and other parts used in inspection wells and septic tanks. We can easily find a replacement even if we lose Shanghai Junqiang as a supplier. We have not entered into any long-term agreements or arrangements with Shanghai Junqiang. We chose Shanghai Junqiang as our supplier in the rural sewage treatment projects in the Qiongzhong County, Hainan Province in 2020. The decision was based on compressive consideration of multiple factors including pricing, location, delivery terms and line of credit, etc. Due to the negative impact of Covid-19 in 2020, many projects faced a temporary shut down and the total procurement amount decreased. However, the projects that Shanghai Junqiang was involved in were less affected and thus resulting in Shanghai Junqiang accounting for a large percentage in the total purchases. We do not believe we are substantially dependent on this supplier. The Company intends to more fully describe its relationship with this supplier with the information set forth above in Amendment No. 3 of its Registration Statement on Form F-1.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212-536-4085.

Very truly yours,

/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman

cc:   Matthew Ogurick, Esq.